Exhibit 99.1

WEIBO CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 13, 2020

On Thursday, August 13, 2020, Weibo Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (the “AGM”) of shareholders at 7/F, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. Haidian District, Beijing. The meeting will begin at 2 p.m. (Beijing time).

Only shareholders registered in the Company’s register of members at the close of business on June 26, 2020 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed as ordinary resolutions:

•                  THAT Mr. Charles Chao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association;

•                  THAT Mr. P Christopher Lu shall be elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association; and

•                  THAT Mr. Gaofei Wang shall be elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Charles Chao, Mr. P Christopher Lu and Mr. Gaofei Wang is set out in Appendix I hereto.

Shareholders registered in the Company’s register of members at the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM.  The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES (“ADSs”) WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, JPMORGAN CHASE BANK, N.A.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.weibo.com, or by contacting Investor Relations Department, Weibo Corporation, No.8 Sina Plaza, Courtyard 10, the West, Xibeiwang E.R. Haidian District, Beijing 100193, People’s Republic of China, telephone +86 10 5898-3336.

By Order of the Board of Directors,

/s/ Charles Chao
Charles Chao
Chairman of the Board of Directors

Beijing, China

July 3, 2020

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTOR STANDING FOR RE-ELECTION AND NEW DIRECTOR CANDIDATES

Certain biographic information of the retiring directors is set forth below:

Charles Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. He also served as SINA’s Executive Vice President from April 2002 to June 2003 and Vice President, Finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., an NYSE-listed company providing online-to-offline (O2O) real estate services in China, and a director of NetDragon Websoft Inc., an HKSE-listed company providing technology for online gaming. Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, an M.A. in Journalism from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

P Christopher Lu has served as the Executive Director at Foxconn Interconnect Technology Ltd, a company listed on the HKEX and global leader in the supply of precision components, since March 16, 2015. Mr. Lu is also the Global Cooperating Officer and Chief Financial Officer of Foxconn Interconnect Technology. From January 1981 to December 2014, Mr. Lu served multiple executive positions at Deloitte Touche Tohmatsu Limited, including the Chief Executive Officer of Deloitte China and a member of the Deloitte Touche Tohmatsu Limited Global Executive Committee. Mr. Lu is also an independent non-executive director at Greenland Holdings Corp., Ltd., an SSE-listed company operating real estate business, and Honma Golf Limited, an HKEX-listed company that manufactures and distributes golf products. He is a member of the American Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Mr. Lu obtained a Bachelor of Science degree in accounting and a master of accounting science degree from the University of Illinois at Urbana-Champaign, USA, in 1980 and 1981, respectively.

Gaofei Wang has served as our Chief Executive Officer since February 2014. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile from November 2006 to November 2012. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.